

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Robert Stopanio
President and Principal Executive Officer
Scorpion Performance, Inc.
3000 SW 4th Avenue
Fort Lauderdale, FL 33315

      Re: Scorpion Performance, Inc.
             Form 10-K for the year ended December 31, 2009
             Filed March 31, 2010
             File No. 0-52859

Dear Mr. Stopanio:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2009

Notes to the Financial Statements
– General

1. We note from your disclosure on page 6 of your Form 10-K that one of your customers accounted for 29% of your revenue during 2009. Please revise the notes to the financial statements in future filings to disclose the total amount of revenue from any customer that amounts to 10 percent or more of your total revenues. See requirements in ASC 280-10-50-42. Also, please disclose revenues from each type of product and services in the notes to the financial statements as required by ASC 280-10-50-40.

Balance Sheet, page F-3

2. We note from the face of your balance sheet that you have $2,156,947 of preferred stock subscriptions recorded at December 31, 2009. In light of the fact that it appears from your statement of cash flows that $2,156,947 of cash was received during 2009 for the issuance of preferred stock, please explain to us why you have categorized the preferred stock as preferred stock subscriptions rather than preferred stock issued. If there are any rights to refund or cancelation of the preferred shares, please indicate so in your response. Similarly, please explain to us the classification of the preferred stock issued in the nine months ended September 30, 2010 as preferred stock subscriptions. Also, please tell us if the dividends on the preferred shares are considered cumulative. If so, please revise future filings to disclose the aggregate and per-share amounts of arrearages in cumulative preferred dividends as required by ASC 505-10-50-5. Also, please note that in computing earnings per share, the net loss should be increased by those preferred dividends. See guidance in ASC 260-10-45-11.

Statements of Operations, page F-4

3. We note that you present revenue as "revenues, net" on the face of the statement of operations. Please tell us and disclose in the notes to the financial statements in future filings, the nature of any amounts that are recorded as offsets to revenue such as discounts, allowances, etc.

Note 1-Summary of Significant Accounting Policie

- Impairment, page F-10

4. We note from your financial statements that you continue to experience net losses, negative cash flows from operations, and have accumulated a substantial deficit. In addition, we note that as a result of unanticipated delays, together with costs and a general freeze on credit and funding to fully fund construction during 2009, the Company revised its initial budget for the Ocala facility to $3.2 million from $2 million and

extended the move date to the third quarter of 2010, and again to the first quarter of 2011. However, despite these negative circumstances, we note no discussion in the notes to the financial statements with regards to whether an impairment analysis was performed with respect to the long-lived assets during the year ended December 31, 2009 or during the nine months ended September 30, 2010. In light of the significant amount of long-lived assets on your balance sheet, supplementally advise us of whether you have performed an impairment test of the long-lived assets subsequent to the August 2008 date disclosed in the notes to the financial statements. See guidance in Topic ASC 360-10-35-21e, and ASC 360-10-35-21d. If you have performed an impairment analysis, please provide us with the results of your analysis and a draft disclosure that summarizes the methods and significant assumptions that were used in your impairment analysis for long-lived assets, and how actual results to date compare to projections and assumptions used in your most recently completed impairment analysis for your long-lived assets. We may have further comment upon reviewing your response.

Form 10-Q for the period ended September 30, 2010

Note 4. Notes Payable, page 16

5. We note that on December 22, 2009, the Company acquired the Ocala Adjacent Property via seller financing of $2,000,000. As of September 30, 2010, the Company has received rental income in the amount of $137,737. In light of the materiality of the amount of rental income to your statements of operations, please tell us and revise your disclosure in future filings to describe the terms of the lease agreement and your accounting for the rental income, including how you account for any rent escalations or lease incentives. Also please revise to include the disclosures required by ASC 840-20-50-4.

Note 5-Equity, page 17

6. We note that in July 2009, the Company authorized the issuance of 500,000 shares of preferred stock designated as Series B Preferred Stock (the "Series B Preferred Stock") to Robert Stopanio, the Company's President, sole director, and a controlling shareholder of the Company. You also disclose that the shares are being issued at in lieu of a cash bonus, for Mr. Stopanio's development of a manufacturing incubator and a medical components manufacturing division which will be operated through the Company's subsidiary, Scorpion Medical Technologies, LLC. However, it is unclear from your disclosures when these preferred shares will be considered "earned" by Mr. Stopanio. Please tell us and expand your disclosure in future filings to describe whether the bonus has been earned by Mr. Stopanio as of September 30, 2010 and how you are accounting for the issuance of preferred shares in lieu of a cash bonus. Note that for the issuance of stock for services, these transactions should be valued at the fair value of the services rendered if more reliably measurable.

Other

7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Karen Rodgers
(954) 779-3029